United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
Smart-Tek Solutions, Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
83172A 20 4
(CUSIP Number)
Owen Naccarato
Naccarato & Associates
1100 Quail Street, Suite 100
Newport Beach,  California  92660
949-851-9261
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 06, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83172A 20 4

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Brian Bonar

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  45,000,000

  Shared Voting Power

  0 shares

  Sole Dispositive Power

  45,000,000

  Shared Dispositive Power

  0 shares

  Aggregate Amount Beneficially Owned by Each Reporting Person

  45,000,000

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  64.9%

  Type of Reporting Person (See Instructions)

  IN

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  N/A

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  Shared Voting Power

  Sole Dispositive Power

  Shared Dispositive Power

  Aggregate Amount Beneficially Owned by Each Reporting Person

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  Type of Reporting Person (See Instructions)

  BD

Item 1. Security and Issuer

The securities to which this statement relates are shares of the class A common stock, $.001 par value (the "common stock"), of Smart-Tek Solutions, Inc. Principal executive offices of the Corporation are located at 3702 South Virginia Street, Suite G12-401, Reno, NV, 89502

Item 2. Identity and Background

  Name

  Brian Bonar

  Residence or Business Address

  11838 Bernardo Plaza Ct., Suite 240, San Diego, California 92128

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  Executive - 11838 Bernardo Plaza Ct., Suite 240, San Diego, California 92128

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  n/a

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  n/a

  Citizenship

  United States

Item 3. Source and Amount of Funds or Other Consideration

Mr. Bonar, was issued 45 million restricted shares of Smart-Tek Solutions pursuant to his agreement to as previously reported, the through the subsidiary, Smart-Tek Solutions Inc. has entered into a client agreement expected to generate $25 million in annualized revenues and $5 million in net revenues. Under this agreement Smart-Tek will provide various human resources services.

Pursuant to the marketing partner agreement Mr. Bonar entered into with the Company on June 17, 2009 whereby for every $1,000,000 in annualized gross sales of the Company up to the first $25,000,000 in annualized sales introduced by Mr. Bonar, he will receive 1,800,000 shares of common stock of the Company up to a maximum of 45,000,000 shares, Mr. Bonar was issued 45,000,000 shares as a result of the staffing services agreement entered into on September 11, 2009 between Smart-Tek Solutions, Inc. and ACEO, Inc. which would generate an estimated $25 million in gross revenue.

Item 4. Purpose of Transaction

See Item 3. This party has no plans or proposals which relates to or would result in any action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  Mr. Bonar owns 45,000,000 shares of Common Stock as of the date of this report which represents ownership of 64.9% of Class A common stock of the Company.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  Brian Bonar:

  i) sole power to vote or to direct the vote -
  45,000,000 shares

  ii) shared power to vote or to direct the
  vote - None

  iii) sole power to dispose or to direct the
  disposition of - 45,000,000

  iv) shared power to dispose or to direct
  the disposition of - None

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 06, 2009
Date
Smart-Tek Solutions, Inc.
/s/ Brian Bonar
Signature
Brian Bonar
President/Director
Name / Title
/s/
Signature
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)